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15027148

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
JUN 01 2015
Washington DC
404

SEC FILE NUMBER
8-50727

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MarketAxess Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

299 Park Avenue, 10th fl
(No. and Street)

New York (City) NY (State) 10171 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew Singer 212-813-6368 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Antonio L. DeLise, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MarketAxess Corporation, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

DOREEN A. D'ASTOLI
Notary Public, State of New York
No. 01DA6[illegible]
Qualified in Kings County
Commission Expires June 25, 2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MarketAxess Corporation
(A wholly-owned subsidiary of MarketAxess Holdings Inc.)
Index
December 31, 2014

pwc

SEC
Mail Processing
Section
JUN 01 2015
Washington DC
404

Report of Independent Registered Public Accounting Firm

To the Board of Directors of MarketAxess Corporation:

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in shareholder's equity and cash flows present fairly, in all material respects, the financial position of MarketAxess Corporation at December 31, 2014 and the results of its operations and its cash flows for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The information contained in Supplementary Schedule I is supplemental information required by Rule 17a-5 under the Securities and Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities and Exchange Act of 1934. In our opinion, the information contained in Supplementary Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 26, 2015

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

MarketAxess Corporation
(A wholly owned subsidiary of MarketAxess Holdings Inc.)
Statement of Financial Condition
December 31, 2014

Assets		
Cash and cash equivalents	$	116,180,187
Securities purchased under agreements to resell with affiliates		12,546,099
Deposit with clearing broker		500,000
Accounts receivable, including accounts receivable from affiliates of $3,881,424, net of allowance of $1,778		32,095,507
Equipment, net of accumulated depreciation of $15,383,845		8,687,533
Software development costs, net of accumulated amortization of $34,965,739		10,591,339
Prepaid expenses and other assets		2,255,143
Deferred tax assets, net		273,347
Total assets	**$**	**183,129,155**
Liabilities and Shareholder's Equity		
Liabilities		
Accrued employee compensation	$	16,405,119
Deferred revenue		1,547,500
Accounts payable and other liabilities, including accounts payable to affiliates of $40,230,252		43,297,069
Total liabilities		**61,249,688**
Shareholder's Equity		
Common stock, $0.01 par value, 1,000 shares authorized, issued and outstanding		10
Additional paid-in capital		77,272,559
Retained earnings		44,606,898
Total shareholder's equity		**121,879,467**
Total liabilities and shareholder's equity	**$**	**183,129,155**

The accompanying notes are an integral part of these financial statements.

MarketAxess Corporation
(A wholly owned subsidiary of MarketAxess Holdings Inc.)
Statement of Operations
Year Ended December 31, 2014

Revenues	
Commissions	$ 206,227,810
Information services	7,115,316
Other, including $185,080 from affiliates	2,656,900
Total revenues	**216,000,026**
Expenses	
Employee compensation and benefits	37,610,714
Depreciation and amortization	12,040,853
Technology and communications	14,092,481
Professional and consulting fees	3,236,715
Marketing and advertising	3,416,028
Occupancy	1,998,996
Service agreement fees to affiliates	11,406,410
General and administrative	3,910,089
Total expenses	**87,712,286**
Income before provision for income taxes	**128,287,740**
Provision for income taxes	48,195,912
Net income	**$ 80,091,828**

The accompanying notes are an integral part of these financial statements.

MarketAxess Corporation
(A wholly-owned subsidiary of MarketAxess Holdings Inc.)
Statement of Changes in Shareholder's Equity
Year Ended December 31, 2014

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total Shareholder's Equity
	Shares	Amount			
Balance, December 31, 2013	1,000	$ 10	$ 74,924,608	$ 64,515,070	$ 139,439,688
Dividends paid to MarketAxess Holdings Inc.	-	-	-	(100,000,000)	(100,000,000)
Excess tax benefits from stock-based compensation	-	-	2,347,951	-	2,347,951
Net income	-	-	-	80,091,828	80,091,828
Balance, December 31, 2014	**1,000**	**$ 10**	**$ 77,272,559**	**$ 44,606,898**	**$ 121,879,487**

The accompanying notes are an integral part of these financial statements.

MarketAxess Corporation
(A wholly-owned subsidiary of MarketAxess Holdings Inc.)
Statement of Cash Flows
Year Ended December 31, 2014

Cash flows from operating activities		
Net Income	$	80,091,828
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		12,040,853
Deferred tax assets, net		130,807
Provision for bad debts		93,123
Changes in operating assets and liabilities:		
Increase in accounts receivable		(4,434,079)
Decrease in prepaid expenses and other assets		773,457
Increase in accrued employee compensation		1,066,084
Increase in deferred revenue		5,780
Increase in accounts payable and other liabilities		32,295,166
Net cash provided by operating activities		**122,063,019**
Cash flows from investing activities		
Purchase of equipment		(3,986,739)
Capitalization of software developments costs		(6,753,583)
Net cash used in investing activities		**(10,740,322)**
Cash flows from financing activities		
Securities sold under agreements to resell with MarketAxess Holdings Inc.		12,453,901
Dividends paid to MarketAxess Holdings Inc.		(100,000,000)
Excess tax benefits from stock-based compensation		2,347,951
Net cash used in financing activities		**(85,198,148)**
Net increase in cash and cash equivalents		26,124,549
Cash and cash equivalents		
Beginning of year		90,055,638
End of year	**$**	**116,180,187**
Supplemental cash flow information		
Cash paid during the year for income taxes	$	714,962

The accompanying notes are an integral part of these financial statements.

1. Organization and Principal Business Activity

MarketAxess Corporation ("the Company") was incorporated in Delaware on September 12, 1997, and operates an electronic trading platform for corporate bonds and other types of fixed-income instruments through which the Company's institutional investor clients can access liquidity provided by its broker-dealer and other institutional clients. The Company's multi-dealer trading platform allows its institutional investor clients to simultaneously request competitive, executable bids or offers from multiple broker-dealers, and to execute trades with the broker-dealer of their choice. The Company's trading platform provides access to U.S. high-grade corporate bonds, emerging markets and high-yield bonds, U.S. agency bonds, credit derivatives and other fixed-income securities. The Company also executes certain bond transactions between and among institutional investor and broker-dealer clients on a matched principal (often called "riskless principal") basis by serving as counterparty to both the buyer and the seller in trades which then settle through a third-party clearing broker. The Company provides fixed-income market data, analytics and compliance tools that help its clients make trading decisions. The Company is a wholly-owned subsidiary of MarketAxess Holdings Inc. (the "Parent"), which is a publicly traded enterprise listed on the NASDAQ Global Select Market under the symbol MKTX.

The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

2. Significant Accounting Policies

Cash and Cash Equivalents
Cash and cash equivalents includes cash and money market instruments that are primarily maintained at one major global bank. Given this concentration, the Company is exposed to certain credit risk in relation to its deposits at this bank. The Company defines cash equivalents as short-term interest-bearing investments with maturities at the time of purchase of three months or less.

Securities Purchased Under Agreements to Resell
In 2013, the Company entered into reverse repurchase agreements with the Parent. The reverse repurchase agreements are accounted for as collateralized financing transactions and are recorded at their contractual amounts plus accrued interest. These agreements are collateralized by corporate bonds with varying maturities within the next fourteen months. There are no amounts netted in the Statement of Financial Condition. The fair value of the collateral held as of December 31, 2014 was $12,429,756.

Investments, at Fair Value
Fair value is defined as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." A three-tiered hierarchy for determining fair value has been established that prioritizes inputs to valuation techniques used in fair value calculations. The three levels of inputs are defined as Level 1 (unadjusted quoted prices for identical assets or liabilities in active markets), Level 2 (inputs that are observable in the marketplace other than those inputs classified in Level 1) and Level 3 (inputs that are unobservable in the marketplace). The Company's financial assets measured at fair value consist of money market instruments and securities purchased under agreements to resell. As of December 31, 2014 and during the year ended, the Company's money market instruments of $45,301,324 were classified as Level 1. All other financial instruments are short-term in nature and the carrying amount reported on our Statement of Financial Condition approximate fair value.

Allowance for Doubtful Accounts
All accounts receivable have contractual maturities of less than one year and are derived from trading-related fees and commissions and revenues from products and services. The Company continually monitors collections and payments from its customers and maintains an allowance for doubtful accounts. The allowance for doubtful accounts is based upon the historical collection experience and specific collection issues that have been identified. Additions to the allowance for doubtful accounts are charged to bad debt expense, which is included in general and administrative expense in the Company's Statement of Operations.

Deposit with Clearing Broker
The deposit with a clearing broker consists of cash on deposit with a broker-dealer with whom the Company maintains a securities clearing agreement.

Depreciation
Equipment is carried at cost less accumulated depreciation. The Company uses the straight-line method of depreciation over three or five years.

Software Development Costs and Amortization
The Company capitalizes certain costs associated with the development of internal use software, including among other items, employee compensation and related benefits and third party consulting costs, at the point at which the conceptual formulation, design and testing of possible software project alternatives have been completed. Once the product is ready for its intended use, such costs are amortized on a straight-line basis over three years. The Company reviews the amounts capitalized for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable.

Revenue Recognition
The majority of the Company's revenues are derived from commissions for trades executed on its platform and distribution fees that are billed to its broker-dealer clients on a monthly basis. The Company also derives revenues from information services, telecommunications line charges to broker-dealer clients and broker-dealer set-up fees.

Commissions are generally calculated as a percentage of the notional dollar volume of bonds traded on the platform and vary based on the type and maturity of the bond traded. Under the Company's transaction fee plans, bonds that are more actively traded or that have shorter maturities are generally charged lower commissions, while bonds that are less actively traded or that have longer maturities generally command higher commissions. For trades that the Company executes between and among institutional investor and broker-dealer clients on a matched principal basis by serving as counterparty to both the buyer and the seller, the Company earns the commission through the difference in price between the two matched principal trades. Fee programs for certain products include distribution fees which are recognized monthly.

The Company generates revenues from information services provided to our institutional investor and broker-dealer clients. Information services are invoiced monthly, quarterly or annually. When billed in advance, revenues are deferred and recognized monthly on a straight-line basis.

Income Taxes
Income taxes are accounted for using the asset and liability method. Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when

such differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized against deferred tax assets if it is more likely than not that such assets will not be realized in future years. The Company recognizes interest and penalties related to unrecognized tax benefits in general and administrative expenses in the Statement of Operations.

The Company files consolidated federal and combined state and local income tax returns with its Parent and U.S. affiliates. Pursuant to a tax sharing agreement between the Company and the Parent income tax expense recorded by the Company is determined on a separate company basis.

Stock-Based Compensation for Employees
The Company's employees participate in the stock incentive plans of the Parent. The Company measures and recognizes compensation expense for all share-based payment awards based on their estimated fair values measured as of the grant date. These costs are recognized as an expense in the Statement of Operations over the requisite service period, which is typically the vesting period, with an offsetting liability to the Parent.

Use of Estimates
The preparation of the Company's financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Credit Risk
The Company acts as a matched principal counterparty in certain transactions that the Company executes between clients. The Company acts as an intermediary in these transactions by serving as counterparty to both the buyer and the seller in trades which then settle through a third-party clearing broker. Settlement typically occurs within one to three trading days after the trade date. Cash settlement of the transaction occurs upon receipt or delivery of the underlying instrument that was traded.

The Company is exposed to credit risk in its role as matched principal counterparty to its clients. The Company is exposed to the risk that third parties that owe the Company money, securities or other assets will not perform their obligations. These parties may default on their obligations to the Company due to bankruptcy, lack of liquidity, operational failure or other reasons. Adverse movements in the prices of securities that are the subject of these transactions can increase the Company's risk. Where the unmatched position or failure to deliver is prolonged, there may also be regulatory capital charges required to be taken by the Company. There can be no assurance that the policies and procedures the Company uses to manage this credit risk will effectively mitigate the credit risk exposure.

Cash and cash equivalents includes cash and money market instruments that are primarily maintained at one major global bank. Given this concentration, the Company is exposed to certain credit risk in relation to the Company's deposits at this bank. As of December 31, 2014, the Company had a cash balance that exceeded the Federal Deposit Insurance Corporation limit of $250,000.

Recent Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers", which will replace most of the existing revenue recognition guidance in GAAP. The core principle of the ASU is that an entity should recognize revenue for the transfer of goods or services equal to the amount that it expects to be entitled to receive for those goods or services. The ASU requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments. The ASU will be effective for the Company beginning January 1, 2017 and allows for both retrospective and prospective methods of adoption. The Company is in the process of determining the method of adoption and assessing the impact of this ASU on the Company's Consolidated Financial Statements.

3. Net Capital and Customer Protection Requirements

Pursuant to the Uniform Net Capital Rule under the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined, equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness, as defined. As of December 31, 2014, the Company had net capital of $66,954,229 which exceeded its required net capital of $4,083,315 by $62,870,914. The Company's ratio of aggregate indebtedness to net capital was 0.91 to 1.

The Company claims exemption from SEC Rule 15c3-3(k)(2)(ii), as it does not hold customer securities or funds on account, as defined.

4. Equipment

Equipment is comprised of the following:

Computer, software and related equipment	$ 22,205,508
Office hardware	1,865,870
Accumulated depreciation	(15,383,845)
Total equipment, net	$ 8,687,533

During the year ended December 31, 2014 depreciation expense was $5,537,977.

5. Software Development Costs

Software development costs are comprised of the following:

Software development costs	$ 45,557,078
Accumulated amortization	(34,965,739)
Total software development costs, net	$ 10,591,339

During the year ended December 31, 2014 software development costs of $6,753,583 were capitalized and amortization expense was $6,502,876. Non-capitalized software costs and routine maintenance costs are expensed as incurred and are included in employee compensation and benefits and professional and consulting fees in the Statement of Operations.

6. Income Taxes

The provision for income taxes included in the Statement of Operations is as follows:

Current:		
Federal	$	38,195,566
State and local		7,521,590
Total current provision		45,717,156
Deferred:		
Federal		2,102,908
State and local		375,848
Total deferred provision		2,478,756
Provision for income taxes	$	48,195,912

The difference between the Company's reported provision for income taxes and the U.S. federal statutory rate of 35% is as follows:

Federal tax at statutory rate	$ 44,900,709	35.0%
State and local taxes - net of federal benefit	5,253,474	4.1%
Other, net	(1,958,271)	(1.5%)
Provision for income taxes	$ 48,195,912	37.6%

The following is a summary of the Company's net deferred tax assets:

Net operating loss carryforwards	$	3,081,436
Stock based compensation		3,504,592
Total deferred tax assets		6,586,028
Depreciation and amortization		(6,311,990)
Other		(691)
Deferred tax assets, net	$	273,347

In 2001, the Company had an ownership change within the meaning of Section 382 of the Internal Revenue Code. As of December 31, 2014, the Company had restricted U.S. federal net operating loss carryforwards of approximately $7,999,609 which begin to expire in 2021.

The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. If it is not more likely than not that some portion or all of the gross deferred income tax assets will be realized in future years, a valuation allowance is recorded. The rollforward of the valuation allowance is as follows:

Balance at January 1, 2014	$	153,837
Decrease of state net operating loss carryforwards due to expiration		(153,837)
Balance at December 31, 2014	$	-

The Company or Parent files U.S. federal, state and local income tax returns. Income tax returns for New York City (through 2003) and state (through 2006) and Connecticut state (through 2003) tax returns have been audited. Examinations of the Parent's federal tax return for 2011 and 2012 and New York state franchise tax returns for 2007 through 2009 are currently underway. The Company cannot estimate when the examinations will conclude or the impact such examinations will have on the Company's financial statements, if any.

There was no change in the unrecognized tax benefits balance of $264,718 during the year ended December 31, 2014.

7. Affiliate transactions

The Company allocates legal and compliance, finance and accounting, sales and marketing, IT and trade support and general management costs to an affiliate. The allocated costs are based on an internal methodology and amounted to $2,505,118 for the year ended December 31, 2014. The amount due from the affiliate was $3,677,170 as of December 31, 2014.

The Company incurred allocated expenses from the Parent including occupancy, audit, insurance and depreciation and amortization of leasehold improvements and furniture and fixtures based on an internal methodology. The allocated costs for the year ended December 31, 2014 were $2,489,591 and the amount due to the Parent was $498,323 as of December 31, 2014.

Pursuant to an intermediary services agreement with an affiliate, the Company provides access to its trading platform for certain users located in Canada. In addition, the Company provides sales and customer support, legal and compliance and finance and accounting services to this affiliate. The Company charges the affiliate transaction fees for these services. The transaction fees amounted to $185,080 for the year ended December 31, 2014 and the amount due to the affiliate was $45,699 as of December 31, 2014.

Pursuant to an intermediary services agreement with an affiliate, the Company maintains and supports a trading platform for certain users principally located Europe and Asia and also provides marketing, legal and compliance and finance and accounting services to this affiliate. This affiliate provides intermediary services to the Company for sales and customer support for clients in the region that trade U.S. products. The net costs charged to the Company by this affiliate amounted to $10,215,902 for the year ended December 31, 2014. The amount due to the affiliate was $1,222,688 as of December 31, 2014.

An affiliate provides sales and customer support to the Company for certain clients located in Latin America. The related costs charged to the Company by this affiliate amounted to $1,343,008 for the year ended December 31, 2014. The amount due to the affiliate was $145,899 as of December 31, 2014.

As discussed in Note 2, the Company participates in a tax sharing agreement with its Parent. The amount due to the Parent related to current federal and state income taxes as of December 31, 2014 was $38,317,643.

8. Stock-based Compensation Plans

The Company's employees participate in the stock incentive plan of the Parent. Stock compensation expense related to restricted stock and stock options was $3,673,997 and is included in employee compensation and benefits in the Statement of Operations.

Stock Options

The exercise price of each option granted is equal to the market price of the Parent's common stock on the date of grant. Generally, option grants have provided for vesting over a three or five-year period. Options expire in ten years from the date of grant. The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model ("Black-Scholes"). The determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by the Parent's stock price as well as assumptions regarding a number of highly complex and subjective variables, including the expected stock price volatility over the term of the awards, the risk-free interest rate, the expected dividend yield rate and the expected term. Expected volatilities are based on historical volatility of the Parent's stock. The risk-free interest rate is based on U.S. Treasury securities with a maturity value approximating the expected term of the option. The dividend yield rate is based on the expected annual dividends to be paid divided by the expected stock price. The expected term represents the period of time that options granted are expected to be outstanding based on actual and projected employee stock option exercise behavior.

The Black-Scholes model is used to determine the per share weighted-average fair value for options granted. For the year ended December 31, 2014, there were no options granted.

The following table reports stock option activity during the year ended December 31, 2014 and the intrinsic value as of December 31, 2014:

	Number of Shares	Weighted-Average Exercise Price	Remaining Contractual Term	Intrinsic Value
Outstanding at December 31, 2013	350,830	$ 13.16		
Exercised	(74,240)	15.99		$ 3,379,145
Outstanding at December 31, 2014	276,590	12.40	2.26	$ 16,404,052
Exercisable at December 31, 2014	273,854	12.21	2.32	$ 16,295,445

The intrinsic value is the amount by which the closing price of the Parent's common stock on December 31, 2014 of $71.71 or the price on the day of exercise exceeds the exercise price of the stock options multiplied by the number of shares.

As of December 31, 2014, the Company had $25,392 of total unrecognized compensation cost related to non-vested stock options. That cost is expected to be recognized over a weighted-average period of .8 years.

Restricted Stock and Performance Shares

Restricted stock generally vests over a period of three or five-years. Compensation expense is measured at the grant date and recognized ratably over the vesting period. Performance share awards are granted to certain senior managers. Each performance share award is earned or

forfeited based on the level of achievement by the Parent of pre-tax operating income on a per share basis before performance share and cash bonus expense. The pay-out ranges from zero to 150% of the performance share award. For each performance share earned, a participant is awarded an equal number of shares of restricted stock. Any restricted stock awarded to a participant vests and ceases to be restricted stock in two equal installments on each of the second and third anniversaries of the date of grant of the applicable performance share award. Compensation expense for performance shares is measured at the grant date and recognized on a graded basis over the vesting period. For 2014, the pay-out achievement was 85% of the performance award.

The following table reports performance share activity for the year ended December 31, 2014:

Share pay-out at plan		10,656
Actual share pay out in following year		9,059
Fair value per share on grant date	$	63.07

The following table reports restricted stock and performance share activity during the year ended December 31, 2014:

	Number of Restricted Shares	Weighted-Average Grant Date Fair Value
Outstanding at December 31, 2013	215,047	$ 33.46
Granted	58,433	
Performance share payout	16,245	
Forfeited	(2,196)	
Vested	(105,961)	
Outstanding at December 31, 2014	181,568	$ 45.12

As of December 31, 2014, the Company had $5,193,013 of total unrecognized compensation expense related to non-vested restricted stock and performance awards. That cost is expected to be recognized over a weighted-average period of 1.6 years.

9. Commitments and Contingencies

Credit Facility

In January 2013, the Parent entered into a three year credit agreement which provides for revolving loans and letters of credit up to an aggregate of $50,000,000 ("Credit Facility"). Subject to satisfaction of certain specified conditions, the Parent is permitted to upsize the Credit Facility by an additional $50,000,000. As of December 31, 2014, there was $49,920,010 available to borrow under the Credit Facility. The Credit Facility is collateralized by first priority pledges of substantially all of the Parent's personal property assets, including the Parent's equity interests in the Company.

Other

The Company executes certain bond transactions between and among institutional investor and broker-dealer clients on a matched principal basis by serving as counterparty to both the buyer and

the seller in trades which then settle through a third-party clearing broker. Settlement typically occurs within one to three trading days after the trade date. Cash settlement of the transaction occurs upon receipt or delivery of the underlying instrument that was traded. Under a securities clearing agreement with a third party clearing broker, the Company maintains a collateral deposit with the clearing broker in the form of cash. The Company is exposed to credit risk in the event a counterparty does not fulfill its obligation to complete a transaction. Pursuant to the terms of the securities clearing agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses resulting from counterparty's failure to fulfill its contractual obligations. The losses are not capped at a maximum amount and apply to all trades executed through the clearing broker. As of December 31, 2014, the Company had not recorded any liabilities with regard to this right.

10. Savings and Retirement Plans

The Parent offers the Company's employees the opportunity to participate in a defined contribution 401(k) plan (the "401(k) Plan"). Participation in the 401(k) Plan is available to all full time employees of the Company. The Company made $674,929 in matching contributions to the 401(k) Plan for the year ended December 31, 2014.

11. Subsequent Event

The Company evaluated whether any other events or transactions occurred subsequent to the date of Statement of Financial Condition until February 26, 2015, and determined that there were no additional material events or transactions that would require recognition or disclosure in these financial statements.

MarketAxess Corporation
(A wholly-owned subsidiary of MarketAxess Holdings Inc.)
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2014

Supplementary Schedule I

Net Capital		
Total shareholder's equity	$	121,879,467
Deductions		
Nonallowable assets included in the following captions from the statement of financial condition		
Accounts receivable, net		32,095,507
Equipment, net		8,687,533
Software development costs, net		10,591,339
Prepaid expenses and other assets		2,255,143
Deferred tax asset		273,347
Net Capital before haircuts on securities positions		67,976,598
Haircut on money market funds included in cash and cash equivalents and reverse repurchase agreements		(1,022,369)
Net capital		**66,954,229**
Required net capital (greater of $250,000 or 6-2/3% of aggregate indebtedness)		4,083,315
Excess net capital	**$**	**62,870,914**
Aggregate indebtedness included in statement of financial condition	$	61,249,688
Ratio of aggregate indebtedness to net capital		**0.91 to 1**

There are no material differences between the calculation above and the Company's unaudited FOCUS Report as of December 31, 2014.

MarketAxess®

299 Park Avenue
10th Floor
New York, NY 10171
Tel 212.813.6000
Fax 212.813.6340
www.marketaxess.com

MarketAxess Corporation's Exemption Report

MarketAxess Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 (k): (2)(ii).

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the period June 1, 2014 to December 31, 2014 without exception.

MarketAxess Corporation

I, Antonio L. DeLise, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Antonio L. DeLise

Title: Chief Financial Officer

February 26, 2015

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of MarketAxess Corporation:

We have reviewed MarketAxess Corporation's assertions, included in the accompanying MarketAxess Corporation's Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(ii) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the period June 1, 2014 to December 31, 2014 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the period June 1, 2014 to December 31, 2014.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

February 26, 2015

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

pwc

Report of Independent Accountants

To the Board of Directors of MarketAxess Corporation:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of MarketAxess Corporation for the year ended December 31, 2014, which were agreed to by MarketAxess Corporation, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating MarketAxess Corporation's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2014. Management is responsible for MarketAxess Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows: wire transfer number 5165100218Jo dated August 6, 2014 in the amount of $260,552, and wire transfer number 3518000055J00000 dated February 24, 2015 in the amount of $279,448, respectively. No differences noted.
2. Compared the Total Revenue amount reported on page 4 of the audited Form X-17A-5 for the year ended December 31, 2014 to the Total revenue amount of $216,000,026 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2014. No differences noted.
3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules as follows:
    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $216,000,026 and $540,000, respectively, of the Form SIPC-7. No differences were noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of MarketAxess Corporation, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 26, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8*8*********836********************ALL FOR AADC 100
050727 FINRA DEC
MARKETAXESS CORPORATION
ATTN ACCOUNTS PAYABLE
299 PARK AVE 10TH FL
NEW YORK NY 10171-0002

SEC U 02
5931-100

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

______

2. A. General Assessment (item 2e from page 2) $ 540,000.-

B. Less payment made with SIPC-6 filed (**exclude interest**) (260,552.-)

______
Date Paid

C. Less prior overpayment applied (______)

D. Assessment balance due or (overpayment) 279,448.-

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 279,448.-

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $______

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

______
(Name of Corporation, Partnership or other organization)

______
(Authorized Signature)

Dated the_____ day of______________, 20_____.

______
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 216,000,026.-
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 216,000,026.-
2e. General Assessment @ .0025	$ 540,000.-
	(to page 1, line 2.A.)